

November 20, 2012

Via Facsimile
Prashant Ranade
Chief Executive Officer, President and Director
Syntel, Inc.
525 E. Big Beaver Road, Suite 300
Troy, MI 48083

> **Re:** **Syntel, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 6, 2012**
> **File No. 000-22903**

Dear Mr. Ranade:

We have reviewed your letter dated October 11, 2012 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 13, 2012.

Form 10-K – For the year ending December 31, 2011

Item 7A – Quantitative and Qualitative Disclosures About Market Risk, page 39

1. We note your response to prior comment 1 and have the following comment. Please provide a summary of the forms of cash that you classify as cash and cash equivalents. In addition, tell us how much of your cash and cash equivalents are held in Indian rupees. Explain why the "effects of foreign currency exchange rate changes on cash" as presented on your statements of cash flows increases cash and cash equivalents when you present a foreign currency translation adjustment loss within your statement of stockholders equity.

Financial Statements

19. Fair Value Measurements, page F-31

2.   We note your response to prior comment 2. You have not explained why the term
        deposits classified as short-term deposits are not included in the first table. Please note
        that all investments, including term deposits that do not meet the requirements of cash
        equivalents and must satisfy the disclosure requirements of ASC 825-10-50.

3.   Similarly, it appears that you have also excluded investments in mutual funds, referred to
        in your response to prior comment 1, from the table depicting financial assets measured
        at fair value. Please explain how you concluded that these investments are not required
        to be disclosed pursuant to ASC 825-10-50. In this regard, tell us whether all of your
        mutual fund holdings are in one type of fund and for each fund type tell us the primary
        investments held, investment strategy, risk profile, performance history.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have
questions regarding comments on the financial statements and related matters. Please contact me
at (202) 551-3730 with any other questions.

                                                    Sincerely,

                                                    /s/ Stephen G. Krikorian

                                                    Stephen G. Krikorian
                                                    Accounting Branch Chief